10026295

SEC Mail Processing Section
FEB 26 2010
Washington, DC
110

EDSTATES
XCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52946 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANSCEND CAPITAL, LP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 RIVER PLACE BLVD, BUILDING 4, SUITE 102
(No. and Street)

AUSTIN (City) TX (State) 78730 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL DENIO (512) 623-7774
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PBM HELIN DONOVAN
(Name – *if individual, state last, first, middle name*)

5918 WEST COURTYARD DR. STE 400 (Address) AUSTIN (City) TX (State) 78730 (Zip Code)

**CHECK ONE:**

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, MICHAEL DENIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRANSCEND CAPITAL, LP, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISON HOYT
Notary Public, State of Texas
My Commission Expires
October 22, 2013

Signature

PRESIDENT

Title

2/9/10

Alison Hoyt 2/9/10

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TRANSCEND CAPITAL, LP

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2009

## Table of Contents

**PMB Helin Donovan**

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

## Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Transcend Capital, LP:

We have audited the accompanying statements of financial condition of Transcend Capital, LP. (the "Company") as of December 31, 2009, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

**PMB Helin Donovan, LLP**

PMB Helin Donovan, LLP

Austin, Texas
February 22, 2010

5918 W. Courtyard Dr., Suite 400 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • BOSTON • CHICAGO • DALLAS • HOUSTON
ORANGE COUNTY • SAN FRANCISCO • SEATTLE • SPOKANE

# TRANSCEND CAPITAL, LP
## Statement of Financial Condition
## December 31, 2009

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 109,887 |
| Deposit account at clearing company | | 101,563 |
| Commission receivable | | 611,534 |
| Prepaid expenses | | 17,222 |
| Deposits | | 5,117 |
| Property & equipment – net of accumulated depreciation of $567 | | 5,880 |
| **Total assets** | $ | **851,203** |

### LIABILITIES AND PARTNERS' CAPITAL

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 56,517 |
| Commission payable to employees | | 51,738 |
| Commission and clearance payable to broker-dealers | | 389,487 |
| State margin tax payable | | 3,410 |
| **Total liabilities** | | **501,152** |
| **Partners' capital** | | |
| Partners' capital | | 350,051 |
| **Total partners' capital** | | **350,051** |
| **Total liabilities and partners' capital** | $ | **851,203** |

See notes to financial statements and report of independent registered public accounting firm.

# TRANSCEND CAPITAL, LP
## Statement of Operations
## For the Year Ended December 31, 2009

| | | |
|---|---|---|
| **Revenues:** | | |
| Commissions | $ | 3,222,462 |
| Interest and dividend income | | 100 |
| Other income | | 230,967 |
| **Total revenues** | | 3,453,529 |
| **Expenses:** | | |
| Commission and clearance paid to other brokers | | 1,944,630 |
| Commissions paid to employees | | 297,568 |
| Professional services | | 561,125 |
| Dues and subscriptions | | 256,369 |
| Research | | 175,896 |
| Regulatory fees and expenses | | 52,156 |
| Occupancy and equipment costs | | 33,885 |
| Other expense | | 49,549 |
| **Total expenses** | | 3,371,178 |
| **Income before income taxes** | | **82,351** |
| Income tax | | 502 |
| **Net income** | $ | **81,849** |

See notes to financial statements and report of independent registered public accounting firm.

# TRANSCEND CAPITAL, LP
## Statement of Partners' Capital
## For the Year Ended December 31, 2009

| | | |
|---|---|---|
| **Partners' capital at December 31, 2008** | $ | 268,202 |
| Net income | | 81,849 |
| **Partners' capital at December 31, 2009** | **$** | **350,051** |

See notes to financial statements and report of independent registered public accounting firm.

# TRANSCEND CAPITAL, LP
## Statement of Cash Flows
## December 31, 2009

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ | 81,849 |
| Adjustments to reconcile net income to cash provided by operating activities: | | |
| Depreciation | | 498 |
| Increase in clearing deposit | | (100) |
| Decrease in other receivable | | 500 |
| Increase in commission receivable | | (417,721) |
| Increase in prepaid expenses | | (1,800) |
| Increase in depositss | | (5,117) |
| Decrease in accounts payable and accrued expenses | | (13,151) |
| Increase in commission payable | | 19,100 |
| Increase in due to broker/dealers | | 389,014 |
| Decrease in margin tax payable | | (2,551) |
| Net cash provided by operating activities | | 50,521 |
| **Cash flows from investing activities** | | |
| Property & equipment purchases | | (5,071) |
| Net cash used in investing activities | | (5,071) |
| **Cash flows from financing activities** | | |
| | | - |
| Net cash provided by financing activities | | - |
| Net increase in cash | | 45,450 |
| Cash - beginning of year | | 64,437 |
| Cash - end of year | $ | 109,887 |
| Supplemental disclosures: | | |
| Cash paid for interest | $ | 2 |
| Income taxes paid | $ | - |

See notes to financial statements and report of independent registered public accounting firm.

## 1. Summary of Significant Accounting Policies

### Organization

Transcend Capital, L.P. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). The Company is a limited partnership organized under the laws of the State of Delaware on March 28, 2000.

The Company is a full-service brokerage that specializes in offering execution services for market professionals. The Company offers institutional and professional traders the products and services they need to execute their trading strategies and may trade:

- Listed and OTC Equities
- Mutual Funds
- Options
- Bonds
- Futures

However, the Company also offers brokerage services to individual investors who do not trade the markets as actively as institutional and professional traders.

### Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

### Revenue Recognition

Agency commission revenue and related expense from customer security transactions is recorded on a settlement date basis, generally the third business day following the transaction. If materially different, security transactions, and the related commission income and expenses, are recorded on a trade date basis.

The Company does not carry or clear customer accounts and all customer transactions are executed and cleared with other brokers on a fully disclosed basis. These brokers have agreed to maintain such records of the transactions effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission, and to perform all services customarily incident thereto.

### Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less. The Company considers highly liquid investments in money market funds to be cash equivalents.

**Property and Equipment**

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives which are 3 to 5 years for computer and office equipment.

Long-lived assets such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statements of financial condition and reported at the lower of the carrying amount or fair value less costs to sell, and would be no longer depreciated.

Property and equipment consists of the following as of December 31, 2009:

| | | |
|---|---|---|
| Computer equipment | $ | 4,624 |
| Office equipment | | 1,823 |
| | | 6,447 |
| Accumulated depreciation | | (567) |
| Total | $ | 5,880 |

Depreciation expense for 2009 was $498 and is included in occupancy and equipment costs in the accompanying statements of operations.

**Income Taxes**

The Company is a non-taxpaying entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the statements. Partners are taxed individually on their shares of the Partnership's earnings. The Company's net income or loss is allocated among the partners in accordance with the partnership agreement. The Company is subject to Texas margin tax for 2009.

**Estimates**

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

**Financial Instruments and Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to the risk. The risk of default depends on the

creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivable, securities owned and securities sold, not yet purchased, and advances to and notes from employees. The Company had no cash and cash equivalents balances in excess of federally insured limits as of December 31, 2009.

**Fair Value of Financial Instruments**

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature or because they carry market rates of interest, approximate fair value.

**Advertising**

The Company expenses advertising as incurred. Advertising and direct marketing costs totaled $5,645 for the year ended December 31, 2009.

**Exemption from Rule 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

**Recent Accounting Pronouncements**

Effective January 1, 2008, the Company adopted the provisions of FASB's authoritative guidance for fair value measurements of certain financial instruments. These provisions define fair value, establish a framework for measuring fair value and a three level hierarchy for fair value measurement, and expand the related disclosure requirements. The provisions indicate, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability based upon an exit price model. The adoption these provisions did not have a significant impact on the Company's results of operations and financial condition.

Effective January 1, 2008, the Company adopted the provisions of FASB's authoritative guidance for the fair value option of financial assets and financial liabilities. This guidance permits entities to measure financial instruments and certain other items at estimated fair value. Most of the provisions are elective; however, amendments affecting the accounting for certain investments in debt and equity securities apply to all entities that own trading and available-for-sale securities. The fair value option created by the guidance permits entities to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. The adoption of this guidance did not have a significant impact on the Company's results of operations and financial condition.

In May 2009, the FASB issued a standard that sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur

for potential recognition or disclosure in the financial statements; the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This standard is effective for interim and annual periods ending after June 15, 2009. The Company adopted this standard in the year ended December 31, 2009 and it did not impact the consolidated financial results. Management has evaluated subsequent events up to February 22, 2010.

In June 2009, the FASB issued authoritative guidance establishing the FASB Accounting Standards Codification ("FASB Codification") as the source of authoritative non-governmental GAAP, except for rules and interpretive releases of the Securities and Exchange Commission ("SEC"), which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the FASB Codification became non-authoritative. This standard is effective for financial statements issued for fiscal years ending after September 15, 2009. As the FASB Codification was not intended to change or alter existing GAAP, it did not have an impact on the Company's financial statements other than for those standards applicable to the Company issued thereafter.

## 2. Net Capital Requirements

The Company, as a registered fully licensed broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1. At December 31, 2009, the minimum net capital requirement for the Company was $50,000. Net capital at December 31, 2009 aggregated $319,801. The Company's ratio of aggregate indebtedness to net capital was 1.57 to 1 at December 31, 2009.

## 3. Cash Segregated Under Federal Regulations

In accordance with SEC Rule 15c3-3, the Company maintains a deposit account with Penson Financial Services, Inc. as part of the Company's contract for services. Penson Financial Services, Inc. requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of December 31, 2009, cash of $101,563 has been segregated into this account.

## 4. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

## 5. Off Statement of Financial Condition Risk and Concentrations

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing organization. The clearing organization carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the

clearing organization. Included in the Company's clearing agreement with its clearing organization is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing organization to the extent of the net loss on any unsettled trades. As of December 31, 2009, the Company had not been notified by the clearing organization, nor was the Company otherwise aware of any potential losses relating to this indemnification. The Company has $713,097 or approximately 84% of its total assets in deposits and receivable due from or held by its clearing organization as of December 31, 2009.

## 6. Related Party Transactions

An agreement between the Company and Transcend Capital Management (the "General Partner") was entered into in which the General Partner performs management services. Total fees paid under this agreement were $12,000 for the year ended December 31, 2009.

The Company leases office space from an entity owned by a limited partner. For the year ended December 31, 2009, the Company made payments of $13,280 to this partner under the agreement. This lease was terminated as of August 31st 2009 and a new lease was signed starting in September with an unrelated party.

The Company agreed to pay the limited partners and other related parties consulting and professional services fees for services provided. Total fees under these agreements were $473,858 for the year ended December 31, 2009.

## 7. Income Taxes

Texas income tax is based on taxable margin and is computed on total gross revenues reduced by the greatest of three defined amounts, rather than being based on federal taxable income. The Texas margin tax is accounted for as an income tax. For the year ended December 31, 2009, the Company has recorded $502 of Texas margin tax expense.

## Schedule 1
## TRANSCEND CAPITAL, LP
### Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
### December 31, 2009

**Computation of net capital**

| | | |
|---|---|---|
| Total partners' capital qualified for net capital | $ | 350,051 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Property & equipment | | (5,880) |
| Prepaid expenses | | (17,222) |
| Deposits | | (5,117) |
| Total non-allowable assets deductions | | (28,219) |
| Net capital before haircuts on securities positions | | 321,832 |
| Less: Haircuts on securities | | (2,031) |
| Net capital | $ | 319,801 |

**Computation of net capital requirement**

| | | |
|---|---|---|
| Minimum net capital requirement based on aggregate indebtedness | $ | 33,410 |
| Minimum dollar net capital requirement | | 50,000 |
| Net capital required (greater of aggregate indebtedness or $50,000) | | 50,000 |
| Excess net capital | $ | 269,801 |

**Computation of aggregate indebtedness**

| | | |
|---|---|---|
| Total liabilities | $ | 501,152 |
| Ratio: Aggregate indebtedness to net capital | | 1.57 to 1 |

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2009 as reported by Transcend Capital, LP on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

## Report of Independent Registered Public Accounting Firm on Internal Control Required By SEC Rule 17a-5

The Board of Directors
Transcend Capital, LP:

In planning and performing our audit of the financial statements and schedule of Transcend Capital, LP (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



5918 W. Courtyard Dr., Suite 400 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • BOSTON • CHICAGO • DALLAS • HOUSTON
ORANGE COUNTY • SAN FRANCISCO • SEATTLE • SPOKANE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

**PMB Helin Donovan, LLP**

PMB Helin Donovan, LLP

Austin, Texas
February 22, 2010

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

**Agreed-Upon Procedures Report Regarding Form SIPC-7T**

To the Board of Directors of Transcend Capital, LP:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period beginning April 1, 2009 and ending December 31, 2009, which were agreed to by Transcend Capital, LP and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Transcend Capital, LP's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Transcend Capital, LP's management is responsible for the Transcend Capital, LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the quarterly Forms X-17A-5 for the period April 1, 2009 through December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period beginning April 1, 2009 and ending December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7T and in the supporting schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T, on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

February 22, 2010



5918 W. Courtyard Dr., Suite 400 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • BOSTON • CHICAGO • DALLAS • HOUSTON
ORANGE COUNTY • SAN FRANCISCO • SEATTLE • SPOKANE

**SIPC-7T**
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
**Transitional Assessment Reconciliation**

**SIPC-7T**
(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

**WORKING COPY**

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052946 FINRA DEC
TRANSCEND CAPITAL LP 15*15
BLDG 4 STE 106
6500 RIVER PL BLVD
AUSTIN TX 78730-1119

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jonathan Self: (770) 263-7300

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 3,001

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 1,366 )
July 29, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,635

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,635

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TRANSCEND CAPITAL LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of FEB, 2010.

PRESIDENT
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December, 2009
**Eliminate cents**

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 3,147,914 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 2,512 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 1,926,567 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed out-of-pocket expenses | 18,287 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 1,947,366 |
| 2d. SIPC Net Operating Revenues | $ 1,200,548 |
| 2e. General Assessment @ .0025 | $ 3,001 |

(to page 1 but not less than $150 minimum)